UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Receipt of Nasdaq Minimum Bid Price Notification

On January 25, 2024, Purple Biotech Ltd. (“Purple Biotech” or the “Company”) received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that, based on the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the last 30 consecutive business days, from December 11, 2023, to January 24, 2024, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial period of 180 calendar days from the date of the notification letter from Nasdaq, or until July 23, 2024, to regain compliance with the minimum bid price requirement. If at any time before July 23, 2024, the closing bid price of the Company’s ADSs is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by July 23, 2024, the Company may then be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a change in the ratio between the Company’s ADSs and ordinary shares, if necessary. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency during the second compliance period, or if the Company is otherwise not eligible, Nasdaq will provide written notice that the ADSs are subject to delisting from the Nasdaq Capital Market. In that event, the Company may appeal the determination to a Nasdaq hearings panel.

Purple Biotech intends to monitor the closing bid price of its ADSs and may, if appropriate, consider implementing available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period.

The receipt of the Nasdaq letter has no immediate effect on the listing or trading of the Company’s ADSs, which will continue to be listed and traded on the Nasdaq Capital Market under the symbol “PPBT”, subject to the Company’s compliance with the other listing requirements of the Nasdaq Capital Market. The letter from Nasdaq also has no bearing on the Company’s listing on the Tel Aviv Stock Exchange, where its ordinary shares are traded under the symbol “PPBT”.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 27, 2019 (Registration file number 333-235729), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769) and the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 26, 2024	PURPLE BIOTECH LTD.

	By:	/s/ Lior Fhima
Lior Fhima
Chief Financial Officer

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